Filed by Orchestra-Premaman S.A.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Destination Maternity Corporation (File Number: 000-21196)

Dated February 8, 2016

On February 8, 2016, Orchestra-Premaman S.A. posted the following presentation to its website, which presentation was made to the Board of Directors of Destination Maternity Corporation on January 20, 2016.

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) December 2015 Discussion Materials Presentation – Orchestra Group January 2016

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 1 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Disclaimer These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. These materials contain certain forward - looking statements concerning Orchestra - Premaman S.A., including the company’s objectives and strategies with respect to its businesses, as well as the company’s plans for a possible business combination transaction and the potential benefits of such transaction. Such forward - looking statements are, by their nature, subject to a number of important risks and uncertainties, and actual results, financial conditions, performance or achievements of Orchestra - Premaman may be materially different from the plans, objectives and expectations expressed or implied in such forward - looking statements . There is no assurance that any business combination transaction will be consummated or, if consummated, the terms or benefits of such transaction. Forward - looking statements speak only as of the date on which they are made, and Orchestra - Premaman undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise, except as required by law.

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 2 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Table of Contents I. Orchestra in a Nutshell II. The Orchestra Group Drivers of Success III. Looking Ahead: A Potential Great Combination IV. Conclusions Annexes Manual TOC I. Orchestra in a Nutshell 3 II. The Orchestra Group Drivers of Success 8 III. Looking Ahead: A Potential Great Combination 18 Annexes 23

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) I. Orchestra in a Nutshell

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 4 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Orchestra Overview For over 20 years Orchestra has consistently demonstrated growth and profit generation ▪ Orchestra is an international market leader in the babies and children’s fashion and childcare segment with nearly 700 stores globally — Presence in 42 countries , after 20 years of international presence and expansion —— Leading positions in France, Belgium, Spain, Greece, Switzerland, the Middle East and Morocco ▪ Orchestra management is credited with one of the best retail success stories in recent years — Pierre Mestre founded the company in July 1995, together with his wife Chantal Mestre — Together, in a 20 year period, they have built a c. € 600m sales market leader from the ground up ▪ Since foundation, the business has continuously delivered year on year profitable sales growth ▪ In 2014 - 15 Orchestra grew sales by 12%, reaching € 513m and achieved EBITDA of € 62m — 2,538 employees worldwide (1,442 in France)

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 5 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 1995 – 1999 Birth of a Babies and Children’s Clothing Company • 1995: Creation of Orchestra – 55m ² Men - Women - Babies - Children store downtown - Orange, Apt, Salon • 1996: First babies and children only fashion store in Mâcon and first store in a shopping center in Saint - Jean de Védas • 1996: First stores out of France (Belgium and Spain) • 1997 : First large store in a shopping centre 1999 – 2009 Franchises & Out - of - Town Network Expansion • 1999: Launch of the franchise business • 1999: Launch of a shoe line • 2001: Merger with Kazibao Acquisitions of Dipaki Acquisition of Babycare Switzerland • 2002: First store combining babies and children’s clothing, maternity wear and childcare in la Praille, Switzerland • 2005: Development of out - of - town stores 2009 – 2015 Growth Acceleration: Club Orchestra, childcare, megastores, Belgium • 2009 : Development of stores combining fashion for babies and children and childcare • 2011 : Widespread deployment of the Club Orchestra concept (all countries except Saudi Arabia) • 2012: Opening of Babycare : largest babies and children products store in France (30 000 sq. ft ) • 2012: Acquisition of Prémaman , oldest maternity brand in Europe (1947) • 2013 : Acquisition of Baby2000 • 2014: Acquisition of Home Market Key Events • 1999 : Revenues of € 12m • 1999 : 20 stores • 1999 : 83 employees • 2004: Revenues of € 85m • 2006: Revenues above € 100m • 2003: Over 200 stores • 2007: Over 300 stores • 2000: Over 100 employees • 2003: Over 500 employees Key Figures • 2011: Revenues over € 200m • 2012: Revenues over € 300m • 2013: Revenues over € 400m • 2014: Revenues over € 500m • 2009: Over 400 stores • 2013: Over 500 stores • 2012: Over 1,000 employees • 2014: Over 2,000 employees Orchestra: An Exciting Growth Story

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 6 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 175 218 228 279 321 365 410 433 451 460 566 598 601 300 400 400 500 700 800 900 1,000 1,100 1,200 1,700 2,000 2,500 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Orchestra has a Track Record of Continuous and Steady Growth Orchestra has shown strong and continuous growth Evolution of Orchestra Branded Stores & Sq. Ft. 1 Revenue ( € m) 1 . 2012 store count adjusted for closures of 104 Prémaman locations during integration 71 81 85 92 115 145 146 165 179 275 372 459 513 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Stores Sq. Ft. (k)

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 7 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Orchestra is an International Retailer with a Diverse Distribution Network Revenue Split by Country Note : Revenue split 2014 - 15 Revenue Split by Distribution Channel ▪ A market leader in France (296 stores ): delivers healthy margin and cash flow ▪ Developed a market leading position in Belgium through recently acquired stores ▪ Strong positions in Spain, Greece, Switzerland and the Middle East ▪ Owned stores mainly located in France, Belgium, Spain and Switzerland ▪ Franchising model, master franchising and JV in other countries Orchestra successfully operates 3 stores formats: (i) below 10,000 sqft selling garments only, (ii) 10,000 - 16,000 sqft selling garments and juvenile products and (iii) up to 65,000 sqft megastores with the full product offering France 65% Belgium 13% Greece 6% Spain 6% Switzerland 3% Other 7% Owned Stores 52% Franchises 44% Online 3% Wholesale 1%

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 8 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Building a Global Industry Leader Creation of a global industry leader with a strong footprint in Europe set to expand in other regions North America Canada 1 Saint Pierre & Miquelon 1 Total 2 Latin America Saint Martin 2 Martinique 2 French Guyana 1 Total 5 Asia China 3 Total 3 Oceania Polynesia 1 New Caledonia 1 Total 2 Morocco 12 Saudi Arabia 11 UAE 7 Kazakhstan 6 Reunion Island 3 Tunisia 2 Mauritius 1 Other M.E. & Africa 8 Total 50 Middle East - Africa Europe France 296 Portugal 73 Belgium 72 Spain 71 Greece 66 Switzerland 13 Cyprus 7 Russia 5 Germany 5 Lebanon 4 Italy 4 Croatia 3 Luxembourg 2 Turkey 2 Bulgaria 1 Armenia 1 Slovenia 1 Other Europe 2 Total 628 France & Belgium 368 Latin America 5 Asia 3 North America 2 Total 690 260 Rest of Europe SUMMARY — STORES BY REGION 50 Middle East - Africa Oceania 2 Stores by Region

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) II. The Orchestra Group Drivers of Success

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 10 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Textile 77% Childcare/ Maternity 10% Memberships 7% Shoes 3% Other 3% A Broad Set of Products under “One Roof” Revenue Split by Product Note : Revenue split 2014 - 15, retail space in thousands of ft 2 Evolution of Retail Space (‘000 ft 2 ) “All Products under One Roof” Concept Orchestra Club’s Success ▪ Historically : group of medium - sized clothing stores ▪ In recent years: development of medium and large stores offering “All Products under One Roof” (clothing and childcare) — “One - stop - shopping concept” — Located out - of - town and in retail parks — Opened of the sector first ever megastores in France (Montpellier) and in Europe (Brussels) ▪ Launched in 2011 (after testing) ▪ An annual membership fee of € 30 , offering member prices (up to 50% discounts) ▪ 49% final margin ( after discounts and membership) ▪ c . 1.6 million members worldwide ▪ € 400 spent per customer and per annum ▪ 6.9 visits per annum per customer versus 3 without the Club 1,700 2,000 2,500 Jan-13 Jan-14 Jan-15

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 11 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 A Success Articulated Around 6 Key Drivers ▪ Logistics organised with each store’s needs in mind ▪ Automatic store replenishment ▪ France: 1,055,000 ft 2 of logistics floorspace in France and 409,000 ft 2 in Belgium ▪ 6 purchasing offices: Hong Kong, Shanghai, Bangalore, Dakha, Maurice and Delhi A broad range in babies and children clothing and childcare products A fantastic concept: The “Orchestra Club” Comprehensive stores with full babies and children offering Optimised logistics and efficient supply chain An experienced management team Strong financial performance ▪ The company is led by its founders: Pierre and Chantal Mestre ▪ A senior management with best in class experience in fashion, trade and retail ▪ A steady and sustainable revenue growth ▪ 10% average EBITDA margin ▪ 30% dividend policy ▪ Increase in retail floor space and “One - Stop - Shopping” concept ▪ Development of the network of comprehensive (clothing and childcare products) and mega stores ▪ Strategic positioning in retail parks and out - of - town locations ▪ A strong and attractive affiliation model ▪ c. 1.6 million members ▪ € 400 spent per customer and per annum ▪ 6.9 visits per annum per customer versus 3 without the Club ▪ 49% final margin (after discounts and membership) ▪ Maternity, ready - to - wear for babies and children and childcare, ▪ Clothing : 80 million pieces sold yearly, c. 400 stories per season, c. 180 suppliers ▪ Childcare products : over 10,000 SKU and 120 suppliers

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 12 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 95 116 128 206 259 296 332 52 49 50 70 113 163 182 2008 2009 2010 2011 2012 2013 2014 France Non France 12.9 5.7 18.9 26.5 28.2 44.8 2009 2010 2011 2012 2013 2014 Shareholders’ Equity ( € m) EBITDA ( € m) 17.4 16.4 24.0 32.7 46.1 61.6 2009 2010 2011 2012 2013 2014 53.8 54.5 59.4 79.4 74.7 120.8 2009 2010 2011 2012 2013 2014 ■ € 513.2m revenues in 2014… ■ ... increasing by € 54m (+12%) vs. 2013 — € 332m in France: + € 36m (+12 % growth) — € 182m outside of France: + € 19m (+12 % growth) Revenues ( € m) ■ € 61.6m EBITDA in 2014, a 12% growth vs. 2013 ■ EBITDA has more than tripled since 2009 ■ € 44.8m capex , net of divestments (including R&D) in 2014 , consisting of — € 81.3m of capex (including R&D ) — € 36.5m of divestments in 513 459 372 275 179 165 146 Capex ( € m) ■ € 120.8m equity in 2014 , with a strong increase (+ € 46.1m ) vs. 2013 — 23.8 % of the balance sheet Strong Financial Performance Strong Growth at All Levels Note: Year represents the 12 months accounting period going from March 1 of the stated year until February 28 of the followin g y ear

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 13 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Key Takeaways on Orchestra x An international market leader in the babies and children’s fashion and childcare segment with — Presence in 42 countries — Nearly 700 stores globally x Managed by its founders whose net worth is over 90% invested in the business x Strong concept leading position and strong track record: 20 years of growth and 20 years of profitability x Proven experience in integrating new businesses with 10 acquisitions in 10 years

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) III. Looking Ahead: A Great Potential Combination

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 15 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Rationale for A Great Potential Combination x Two leaders in their respective categories… — Maternity wear — Baby wear and care x … With category and geographic complementarities …. x … Combining into ONE global leader across the maternity and baby segments — Cross fertilization / use of respective management teams strengths » Enhanced top line growth profile » Scaled business with improved suppliers’ costs and better distribution channels » Business diversification » Immediate profitability / cash generation

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 16 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Avenues for Growth – Cross Fertilization Combination Benefits Grow Maternity In the U.S . ▪ Increase of scale enhances bargaining power — Cost synergies via direct purchasing (vs. trading companies) Grow Maternity Outside the U.S . ▪ From Day 1: — ca. 700 stores and retail distributors — 10 countries — Full distribution infrastructure — Existing maternity corners/sales (albeit limited) Access Babies & Children’s Wear and Hardware Markets In the U.S. ▪ Immediate access to full infrastructure — Design centers/designers — Production chain — Logistics/warehousing — Other marginal costs – e.g. online know - how ▪ Entrance into U.S. babies & children's wear and hardware markets with mitigated risk

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 17 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Babies & Children’s Wear & Hardware in the U.S. – Channels Timing / Risk / Capital Intensity Online New Stores Conversion of Existing Destination Maternity Stores Earmarked for Closure ▪ Repurpose Destination Maternity stores earmarked for closure — Sell both Destination Maternity and Orchestra branded products ▪ Establish Orchestra brand awareness via small newborn clothes displays in Destination Maternity stores ▪ Roll - out online offering to Destination Maternity customers — Establish Orchestra brand awareness via (small) Orchestra newborn clothes displays in Destination Maternity stores — Build out Orchestra customer list — Subsequently target Destination Maternity customers with Orchestra offerings via email — Capitalize on Orchestra club concept ▪ Build - out Orchestra / Combined stores across U.S. once step 1 and 2 successfully achieved/concept fully validated: — New footprint designed around current demand trends — Target locations with low competitor presence 1 2 3 Dedicated Orchestra task force to roll out Stages 1 & 2 (only stage 3 of rollout anticipated to be capital intensive) Benefits to Destination Maternity ▪ Creates topline synergy addressing the approx. $30bn babies’ & children's wear and hardware market ▪ Enhances sales and profitability per square ft. ▪ Avoids lease breakage costs ▪ Increased emphasis on fastest growing distribution channel — % internet sales significantly higher than in Europe provides opportunity ▪ Leverage Orchestra’s expertise in online sales and distribution ▪ Enhance organic growth ▪ Shares cost structure across both businesses

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) IV. Conclusions

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 19 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Conclusions ▪ Orchestra is a solid company / solid stock — Over 20 years of continuous profitable growth — French based, present in 42 countries (35% of sales international) — Controlled by the individuals that founded it, developed it, and still holds >90% of net worth in it ▪ Combining Orchestra offers major benefits to Destination Maternity — Substantial and visible synergies — Renewed growth story — Retained US listing — Enhanced liquidity / value recovery perspectives 1 2

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) Annexes

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 21 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Collections Design Orchestra’s Babies & Children Clothing Line ▪ 0 - 14 years clothing : 3 , 500 products per season, including 350 different shoe designs ▪ Clothes, shoes, accessories, cosmetics ▪ Continued renewal of offering, with over 100 new products every week ▪ Original, cheerful and colourful Orchestra collections ▪ 80 million clothing items sold yearly, including 60 % in France ▪ “ Best value and style for money ” guarantee Prémaman Maternity Clothing Line ▪ Over 60 years of expertise dressing pregnant women with comfortable and trendy collections ▪ Dresses for every circumstance : smart casual, cozy, formal ▪ A selection of jeans with well - thought through and evolving sizes ▪ A seamless lingerie line, soft and very comfortable ▪ “ 2 - in - 1 ” clothes to wear before and after the pregnancy , for nursing mothers ▪ The prestigious maternity brands at a “Club” price : Mamalicious, ... Childcare from A to Z ▪ Over 60 years of experience in the design, selection and distribution of childcare products and the management of childbirth gift lists ▪ Smaller childcare products (feeding bottles, teats, bibs, changing mats, bathrobes, bathtubs, etc . ) and larger childcare products (strollers, car seats, highchairs, changing tables, etc . ) ▪ The broadest range in Europe with c . 10 , 000 products ▪ With over 2 , 000 products, the Prémaman childcare offering combines major specialized brands with its own childcare products, guaranteeing quality, safety and innovation ▪ Orchestra designs a large diversity of products regularly renewed ▪ An integrated team of 30 stylists designs 6 , 500 new products around 340 different themes every year, along with 800 shoe designs and numerous accessory references — Spread across 2 collections (autumn/winter and spring/summer) — “Revamped” clothes are designed, throughout the season, to complete these themes and match the latest fashion trends . The themes are completed by a range of “basics” in the seasonal shapes and colors ▪ Orchestra entrusts 20 designers with the creation of each model for which manufacturing partners must scrupulously match the specifications A Broad Range in Babies & Children Clothing and Childcare Products A Large and High - Quality Product Range

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 22 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 A Fantastic Concept: the “Orchestra Club” An Innovative and Performing Business Model ▪ c . 1.6 million members worldwide ▪ € 400 spent per customer and per annum ▪ 6.9 visits per annum per customer versus 3 without the Club ▪ 49% final margin (after discounts and membership) ▪ Increased customer difficulty to determine what constitutes a normal price ▪ Retailers aggressive and unpredictable promotions that entice clients to chase discounts ▪ Market obsessed with “smart purchases ” A New Commercial Landscape ▪ Satisfy everyone’s interests ▪ For a € 30 annual membership fee, customers contribute to Orchestra’s profitability , which allows Orchestra to further diminish margins benefiting customers in return, hence benefiting all parties A Win - Win Loyalty P rogram ▪ The concept is operational in Europe since 2011 ▪ Already established in France , Spain, Belgium, Luxemburg, Switzerland, Greece, Turkey and, more recently, in Saudi Arabia and Morocco A Global Success ▪ Nowadays, c . 50 % of purchases in the market are made during periods of sales or promotions ▪ The Orchestra Club allows for a balance between value added to the client and profitability required by the company ▪ For Orchestra, the Club concept guarantees consumers’ loyalty and an increase in revenues, allowing the company to continuously renew its offering ▪ The Orchestra Club now counts with c . 1 . 6 million members worldwide ( 15 countries including Italy, Germany, Canada, Mauritius, UAE ... ), of which over 1 million are in France

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 23 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 ▪ The Group’s strategy is to develop a network of comprehensive stores and megastores offering childcare products, maternity and babies and children clothing (0 - 14 years) ▪ The “ One - Stop - Shopping ” mother / baby & child ▪ From 10,000ft 2 to 65,000ft 2 retail space, including 5,000ft 2 for babies and children clothing and the rest for childcare products Comprehensive Stores with Full Babies and Children Offering Towards a Network of Comprehensive Stores: Babies & Children's Fashion and Childcare

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 24 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Optimised Logistics and Efficient Supply Chain Orchestra's Logistics Calibrated for the 80 million Clothing Items Sold Yearly Logistics Floor Space Today Planned Developments ▪ France : 1,140,000 ft 2 — 430,000 ft² leased: Saint - Aunès platform (Hérault) opened in 2011 for clothing — 710,000 ft² leased: 3 warehouses in the Hérault department (170,000 ft²) and 1 warehouse in the Nord department (540,000 ft²) ▪ Belgium : 410,000 ft 2 — 110,000 ft² owned: the head office of Home Market — 300,000 ft² leased: 2 warehouses ▪ Fully utilized platform (340,000 ft² ) in Saint - Aunès ▪ Mid - 2016: purchase of a logistics platform of 540,000 ft² extendable to 1,290,000 ft² close to Arras for € 50m (to deal with online orders and replace Belgian platforms) ▪ To come: investment in a 540,000 ft² building in the Hérault department for € 25m Focus on Saint - Aunès: Fully Automated Warehouse ▪ Equipped with state - of - the - art logistics tools , Saint - Aunès’ platform is used to prepare and send products across all selling points and to guarantee their return at the end of the season ▪ The warehouse is also used to prepare and send products for online orders ▪ Staff teams take the products by item, parcel or pallet, optimize the preparation lead times thanks to an automated sorter and manage the stores’ daily supply — The products are delivered to stores either in “multi - size” parcels or “one - size” deliveries (which allows for a better management of inventory) — Over the 2012 autumn - winter season, 70% of deliveries were in “multi - size” parcels and 30% “one - size” parcels — Since the 2013 spring - summer, 50% of products were “one - size” deliveries

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 25 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 P&L Balance Sheet Orchestra’s Financials Source: Company annual reports for the years 2012/2013, 2013/2014 and 2014/2015 1. Current EBITDA consists of Operating Result pre Other Operating Income and Charges excluding Amortisations and Provision C har ges 2. Net Income of Current Continued Operations calculated as Net Income of Continued Operations less Other Non Current item IFRS, €m Feb-12 Feb-13 Feb-14 Feb-15 Fixed Assets 78.7 117.5 126.4 173.6 Goodwill 5.2 5.2 5.2 5.5 Deferred Tax Assets 2.0 9.7 10.0 7.1 Inventory 70.1 114.4 118.4 212.0 Accounts Receivable & Other Rec. 33.5 43.8 43.2 49.5 Currency Derivatives - - - 7.9 Other Financial Assets - - - 2.0 Cash and Equivalents 29.1 26.4 41.2 42.1 Non-Current Assets Held for Sale - - - 7.0 Total Assets 218.6 316.8 344.3 506.8 Total Equity 59.4 79.4 74.7 120.8 Provisions 0.4 8.1 5.3 8.6 Deferred Tax Liabilities 2.4 9.9 7.4 10.3 Financial Debt inc. Current Accounts 68.6 94.0 102.3 170.4 Currency Derivatives 5.0 0.9 2.4 - Accounts Payable & Other Payables 82.7 124.5 152.2 196.7 Total Liabilities and Equity 218.6 316.8 344.3 506.8 IFRS, €m YE Feb-12 YE Feb-13 YE Feb-14 YE Feb-15 Revenue 273.4 371.9 459.0 513.2 Gross Margin 136.9 192.0 237.1 286.0 % Revenue 50.1% 51.6% 51.7% 55.7% Current EBITDA¹ 25.7 32.7 46.1 61.6 % Revenue 9.4% 8.8% 10.0% 12.0% Current EBIT 12.1 15.0 19.1 33.9 % Revenue 4.4% 4.0% 4.2% 6.6% Other Non Current (2.4) 11.0 3.5 19.6 % Revenue (0.9%) 3.0% 0.8% 3.8% Operating Income 9.8 26.0 22.6 53.5 % Revenue 3.6% 7.0% 4.9% 10.4% Share of Profits - - 0.6 0.8 Net Financial Costs (1.6) (1.9) (3.8) (5.4) Other Financial Income and Expenses 5.8 (0.6) (0.6) (2.4) Taxes (6.6) (3.1) (5.7) (9.1) Net Income of Continued Operations 7.4 20.3 13.2 37.4 % Revenue 2.7% 5.5% 2.9% 7.3% Net Income of Current Cont. Ops² 9.7 9.3 9.7 17.7 % Revenue 3.6% 2.5% 2.1% 3.5%

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 26 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 The Orchestra Network: Three Types of Stores Store Size Location Description Number of Stores % Group Revenues Trend Clothing Stores Below 10,000ft 2 ▪ In retail parks ▪ In mid - town outskirts ▪ Solely sells Orchestra babies and children clothing (0 to 14 years) and Prémaman maternity clothing ▪ Offers collections in a modern environment coupled with playing areas for babies and children ▪ Orchestra Club concept ▪ 461 ▪ 66% ▪ € 339m + Comprehensive Stores From 10,000 to 16,000 ft 2 ▪ In retail parks ▪ In mid to large town outskirts ▪ In France and internationally ▪ Includes clothing (c.5,400 ft 2 ) and childcare products (c.7,500 ft 2 ) universes ▪ Currently Group’s priority in the Group’s development strategy in France and Belgium ▪ Recreational area for children to be entertained while parents do the shopping ▪ Management of childbirth gift lists ▪ Orchestra Club concept ▪ 84 ▪ 15% ▪ € 77m +++ Megastore Up to 65,000 ft 2 ▪ In retail parks ▪ In mid to large town outskirts ▪ In France and internationally ▪ Includes clothing and childcare products ▪ Offers the greatest variety of brands and products: 230 strollers, 200 car seats, 80 highchairs, 40 types of bedrooms ▪ Megastore Babycare by Orchestra in Saint - Aunès near Montpellier (2012): the largest store in France with 32,000 ft 2 devoted to retail space, including 5,000 ft 2 for babies and children clothing and 27,000 ft 2 for childcare ▪ Megastore in Bruxelles - Zaventem in Belgium (2014): the largest in Europe with 54,000 ft 2 ▪ 14 ▪ 7% ▪ € 36m +++ Note: Revenues include web, headquarters, stock sales and other revenues

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 27 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 ▪ The purchasing offices select the suppliers (over 100), conduct the follow - ups and ensure production is conducted according to the Group’s procedures ▪ The independent agents track a number of references they are responsible for and manage the quality control of the products ▪ The Orchestra Group is a member of the BSCI (Business Social Compliance Initiative), NGO aiming at improving working conditions in the supply chain 3 Supply Channels Textile Purchases Split by Region Optimised Logistics and Efficient Supply Chain Supply Structure 6 purchasing offices: Hong Kong, Shanghai, Bangalore, Dhaka, Mauritius and Delhi Purchasing Offices 55% Independent Agent 35% Direct Supplier 10% China 30% Bangladesh 30% India 28% Mauritius & Madagascar 10% Europe 1% North Africa 1%

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 28 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 17 16 24 33 46 62 2 2 2 2 4 5 10.4x 9.5x 15.5x 17.4x 12.0x 11.4x 2009 2010 2011 2012 2013 2014 EBITDA Financial expenses ICR 76 48 36 64 56 81 54 55 59 79 76 105 1.4x 0.9x 0.6x 0.8x 0.7x 0.8x 2009 2010 2011 2012 2013 2014 Net debt Equity Gearing ■ 1.31x Leverage ■ Covenant < 3.00x Leverage ( € m) ■ 0.77x Gearing ■ Covenant < 1.25x Gearing ( € m) ICR ( € m) 76 48 36 64 56 81 17 16 24 33 46 62 4.3x 2.9x 1.5x 2.0x 1.2x 1.3x 2009 2010 2011 2012 2013 2014 Net debt EBITDA Leverage ■ 11.4x ICR ■ Covenant > 5.00x Note : Year represents the 12 months accounting period going from March 1 of the stated year until February 28 of the following year. Net debt excludes current accounts. Equity excludes variations of financial instruments. Comfortable Debt Levels and Covenants Key Metrics vs. Covenants YE 2014 Last 6 Years Performance

5.00 4.00 3.08 4.35 2.98 Message 1.15/1.3 Title 1.15/0.58 S/N 1.16/7.66 [4 rws]; Bottom algnmt 7pt 5.0 3.92 Text box margins 4 x 0.05” for T, M, S/N, B Notes bottom line First Title’s line Date 10pt bottom Title’s bottom Title’s line DO NOT DELETE Moelis LOGO COLORS COLOR PALETTE TINTS 432 (55/66/74) 4495 (129/110/44) 5405 (68/105/125) Warm Gray 6 (165/157/149) 5545 (73/108/96) 617 (198/191/112) 464 (130/92/38) 5497 (137/159/153) Warm Gray 11 (103/92/83) 614 (225/222/174) 4525 (198/188/137) 5545 (183/200/208) Light Grey (230/230/230) 29 TEXT 26/64/64 237/114/106 250/181/103 254/231/117 208/228/167 90/201/229 0/121/137 81/94/102 227/36/57 85/99/146 230/230/230 140/128/132 104/104/102 116/0/85 Inter - Channel Strategy to Build Networks Complementarity Aim to be Available 24/7 for Customers The benefits of a multi - channel distribution Internet, e - shop, Facebook and newsletters Interactive terminals in the branches Harmonization of the information systems within the Group ▪ For a maximum access to the Group’s product range and inventory ▪ Terminals tested in 5 stores ▪ Global and complementary approach to the physical and virtual network in response to new consumer behaviours — Increase in store traffic: 70% of orders delivered in stores, of which 60 % generate additional sales — Store visits and online purchases (via smartphones) when a product is not available in store (size, color) ▪ The network’s largest store, but still less than 3 % of the Group’s revenues ▪ 3 websites in France, Belgium and Spain, including clothing and childcare products ▪ Social network’s presence is key ▪ Events for Club members, aiming at generating more store traffic to develop a strong relationship with the brand